Consolidated Financial Statements

Response Biomedical Corporation
(Unaudited - Expressed in Canadian dollars)
Second Quarter Report
September 30, 2006

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended September 30, 2006.

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation]

	(Expressed in Canadian dollars)
	Unaudited
	September 30,	December 31,
	2006	2005
	$	$

ASSETS
Current
Cash	2,458,154	173,094
Trade receivables [note 3]	447,330	421,672
Other receivables	113,235	62,448
Inventories [note 4]	1,151,032	693,915
Prepaid expenses and other	392,289	70,578
Total current assets	4,562,040	1,421,707
Property, plant and equipment [note 5]	1,351,110	710,400
Deferred costs [notes 6, 7 and 8]	22,926	121,832
	5,936,076	2,253,939

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Bank indebtedness [note 7]	—	1,070,514
Accounts payable and accrued liabilities	1,008,401	2,334,513
Subscription funds received	—	766,045
Deferred revenue - current portion	108,571	156,187
Total current liabilities	1,116,972	4,327,259
Deferred revenue [note 9]	127,125	92,888
Convertible debentures [note 8]	—	1,012,584
	1,244,097	5,432,731
Commitments and contingencies [note 12]
Shareholders’ equity (deficiency)
Share capital [note 10[a]]	47,528,335	35,743,700
Contributed surplus [notes 7, 8,10[a] and 10[c]]	7,324,275	5,341,423
Deficit	(50,160,631)	(44,263,915)
Total shareholders’ equity (deficiency)	4,691,979	(3,178,792)
	5,936,076	2,253,939

See accompanying notes

On behalf of the Board:

William J. Radvak	Brian G. Richards
Director	Director

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
(Unaudited – expressed in Canadian Dollars)	$	$	$	$

REVENUE
Product sales [note 13]	1,356,506	692,435	2,841,172	2,342,034
Contract service fees and revenues from
collaborative development arrangements [note 13]	79,309	27,294	455,193	104,433
Total revenue	1,435,815	719,729	3,296,365	2,446,467
Less: cost of sales -
products and services [note 10[c]]	788,367	359,707	1,716,442	1,222,389
Gross profit	647,448	360,022	1,579,923	1,224,078

EXPENSES
Research and development [note 10[c]]	1,284,753	970,753	3,783,792	2,473,118
Marketing and business development [note 10[c]]	684,260	799,765	1,775,883	2,433,301
General and administrative [notes 10[c] and 11]	538,157	485,147	1,944,342	1,646,166
Total expenses	2,507,170	2,255,665	7,504,017	6,552,585

OTHER EXPENSES
Interest expense [notes 7 and 8]	139	10,859	63,783	12,171
Deferred loan cost [note 6]	—	17,970	53,585	53,910
Interest income	(35,203)	(1,257)	(98,398)	(12,671)
Loss (Gain) on disposal of assets	1,956	—	(278)	(1,035)
Foreign exchange (gain) loss	6,674	10,365	(46,070)	13,001
Total other expense	(26,434)	37,937	(27,378)	65,376

Loss for the period	(1,833,288)	(1,933,580)	(5,896,716)	(5,393,883)

Deficit, beginning of period	(48,327,343)	(39,299,235)	(44,263,915)	(35,838,932)
Deficit, end of period	(50,160,631)	(41,232,815)	(50,160,631)	(41,232,815)

Loss per common share - basic and diluted
[note 10[f]]	($0.02)	($0.03)	($0.07)	($0.08)
Weighted average number of common shares
outstanding [note 10[f]]	97,788,943	67,650,673	87,584,011	67,445,987

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
(Unaudited – expressed in Canadian dollars)	$	$	$	$

OPERATING ACTIVITIES,
Loss for the period	(1,833,288)	(1,933,580)	(5,896,716)	(5,393,883)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment	60,723	45,029	159,605	156,134
Loss (Gain) on disposal of property, plant and
equipment	1,956	—	(278)	—
Stock-based compensation	65,152	189,892	613,684	646,224
Amortization of and charge in deferred costs	2,550	17,970	128,410	53,911
Accretion of convertible debentures	—	—	11,645	—
Deferred leasehold inducement	—	(4,966)	—	(8,690)
Changes in non-cash working capital:
Trade receivables	347,516	361,740	(25,659)	(64,389)
Other receivables	24,121	44,018	(50,786)	9,385
Inventories	(267,319)	(44,053)	(457,117)	106,281
Prepaid expenses and other	(108,340)	14,219	(321,712)	16,001
Accounts payable and accrued liabilities	(521,573)	314,900	(1,326,111)	536,924
Deferred revenue	19,016	22,229	(13,379)	253,198
Cash used in operating activities	(2,209,486)	(972,602)	(7,178,414)	(3,688,904)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(269,701)	(10,516)	(802,952)	(470,030)
Proceeds on disposal property, plant and equipment	—	—	2,915	—
Short term investments	—	(22)	—	(66)
Cash used in investing activities	(269,701)	(10,538)	(800,037)	(470,096)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, and
warrants, net of share issue costs and prepaid
subscriptions [notes 8 and 10[a]]	—	12,435	12,239,741	112,916
Proceeds from share subscriptions received
prior to close of financing	—	264,450	(766,045)	264,450
Proceeds from (repayment of) bank indebtedness	—	450,541	(1,070,514)	1,093,605
Deferred financing and share issue costs	—	—	(139,671)	—
Cash provided by financing activities	—	727,426	10,263,511	1,470,971

Increase (decrease) in cash during the period	(2,479,187)	(255,714)	2,285,060	(2,688,029)
Cash, beginning of period	4,937,341	284,587	173,094	2,716,902
Cash, end of period	2,458,154	28,873	2,458,154	28,873

Supplemental disclosure
Interest paid	139	10,859	63,783	12,171

See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and accordingly, do not include all of the information and notes required for complete financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 included in the Response Biomedical Corporation Annual Report filed with the appropriate securities commissions.

These unaudited interim consolidated financial statements have been prepared on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended December 31, 2005 and on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. At September 30, 2006, the Company had incurred significant losses and had an accumulated deficit of $50,211,946. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to achieve profitable operations, obtain additional capital and dependent on the continued support of its shareholders.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2006 and for all such periods presented. Certain comparative figures for prior periods have been reclassified to conform to the current presentation.

The results of operations for the nine month period ended September 30, 2006 are not necessarily indicative of the results for the full year. These unaudited interim consolidated financial statements conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in Note 15.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2005.

3. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash, restricted cash, trade receivables, other receivables and accounts payable, the carrying amounts approximate fair values due to their short-term nature. The carrying values of the convertible debentures approximate fair value based on the discounted cash flows at market rates.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

3. FINANCIAL INSTRUMENTS (cont’d.)

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at September 30, 2006, seven [December 31, 2005 - four] customers represent 74% [December 31, 2005 - 76%] of the trade receivables balance. The Company has good credit history with these customers and the amounts due from them are generally received as expected.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in U.S. dollars. The Company mitigates foreign exchange risk as it maintains U.S. dollar bank accounts which are used to pay for expenses in U.S. dollars. Interest rate risk arises due to the Company’s loans having fixed and variable interest rates.

4. INVENTORIES

	September 30,	December 31,
	2006	2005
	$	$

Raw materials	537,600	355,985
Work in process	162,538	37,770
Finished goods	450,894	300,160
	1,151,032	693,915

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

5. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

September 30, 2006

Office furniture and equipment	20,789	20,789	—
Office computer equipment	102,412	62,958	39,454
Laboratory furniture and equipment	460,100	407,928	52,172
Laboratory computer equipment	351,952	222,680	129,272
Computer software	227,681	63,622	164,059
Manufacturing equipment	1,016,073	89,509	926,564
Manufacturing molds	175,597	165,211	10,386
Leasehold improvements	110,823	81,620	29,203
	2,465,427	1,114,317	1,351,110

December 31, 2005
Office furniture and equipment	20,789	20,789	—
Office computer equipment	70,595	57,475	13,120
Laboratory furniture and equipment	447,805	395,426	52,379
Laboratory computer equipment	303,865	161,328	142,537
Computer software	67,396	39,799	27,597
Manufacturing equipment	485,091	60,646	424,445
Manufacturing molds	167,200	159,914	7,286
Leasehold improvements	110,823	67,787	43,036
	1,673,564	963,164	710,400

As at September 30, 2006, $877,267 in assets related to the automation of our manufacturing operations and the implementation of an enterprise resource planning system ($24,904 in office computer equipment, $141,235 in computer software, $702,731 in manufacturing equipment and $8,397 in manufacturing molds) [December 31, 2005 - $158,000] were not yet in service and hence not amortized. Amortization expense for the three and nine month periods ended September 30, 2006 amounted to $60,723 and $159,605 respectively [2005 - $45,029 and $156,134].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

6. DEFERRED COSTS

	September 30,	December 31,
	2006	2005
	$	$
Beginning balance:
Financing costs	89,525	71,880
Share issue costs	32,307	—
	121,832	71,880
Additions:
Financing costs	—	19,005
Share issue costs	—	32,307
Other	30,576	—
Reductions:
Amortization of financing costs	(53,585)	(1,360)
Amortization of other costs	(7,650)	—
Financing costs recorded to share capital upon termination
of line of credit	(35,940)	—
Share issue costs recorded to share capital upon close of
equity financing	(32,307)	—
Ending balance:
Other deferred costs	22,926	—
Total	22,926	121,832

On September 30, 2006, the Company had deferred costs totaling $22,926 [2005 - $121,832] and recorded amortization expense for the three and nine month periods ended September 30, 2006 of $2,550 ($nil charged to other expenses and $2,550 charged to cost of sales) and $61,235 ($53,585 charged to other expenses and $7,650 charged to cost of sales) [2005 - $17,970 and $53,910] respectively [see notes 7 and 8].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

7. BANK INDEBTEDNESS

The Company’s line of credit in the amount of U.S. $1,000,000 established with The Toronto Dominion Bank and originally set to expire June 30, 2006 was repaid following the closing of a $12,000,000 private placement in March 2006. The guarantor exercised 449,250 warrants at an exercise price of $0.42 per common share that were issued to the guarantor in regard to the line of credit agreement. On March 31, 2006, the line of credit facility was terminated at the request of the guarantor.

Interest expense related to the line of credit for the three and nine month periods ended September 30, 2006 amounted to $nil and $12,419 [2005 - $10,456 and $11,457], respectively.

Other interest expense, not relating to the line of credit and debentures for the three and nine month periods ended September 30, 2006 amounted to $139 and $4,385 [2005 - $403 and $714], respectively.

8. CONVERTIBLE DEBENTURES

On October 21, 2005, the Company issued units comprising convertible debentures and common share purchase warrants in the aggregate face amount of $1,579,000 with a term of three-years bearing interest at 7% per annum payable quarterly. Each unit comprised a $1,000 principal amount convertible debenture and 1,190 common share purchase warrants for an aggregate amount of warrants with rights to purchase an aggregate amount of 1,879,010 common shares of the Company at a price of $0.50 per common share for a period of two years. The debenture conversion price was $0.42 per common share for the first two years, and $0.47 per common share in the third year.

In accordance with Section 3861 of the CICA Handbook, the proceeds of the debentures were allocated to their debt and equity components. The liability component was initially recorded as $964,545, which was calculated as the present value of the interest and principal amounts discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debenture was issued. The residual amount of $614,955 was recorded in contributed surplus. The liability component was accreted to fair value over the term of the debenture as a non-cash charge to interest expense. As at September 30, 2006, the accounting value of the debt amounted to $nil [December 31, 2005 - $1,012,584].

For the three and nine month periods ended September 30, 2006, a total of Nil and 3,759,519 shares were issued to debenture holders respectively upon conversion. All of the debentures have been converted. The non-accreted discount amounts related to the converted debentures were recorded to share capital. Interest expense, including accretion of the debentures, for the three and nine month periods ended September 30, 2006 amounted to $nil and $46,979 respectively [2005 - $nil and $nil].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

9. DEFERRED REVENUE

	September 30	December 31
	2006	2005
	$	$
Beginning balance:
Product sales	149,897	61,260
Contract service fees and revenues from
collaborative development arrangements	99,178	184,516
	249,075	245,776
Additions:
Product sales	141,440	107,057
Contract service fees and revenues from
collaborative development arrangements	10,000	70,000
Recognition of revenue:
Product sales	62,936	18,420
Contract service fees and revenues from	101,883	155,338
collaborative development arrangements
Ending balance:
Product sales	228,401	149,897
Contract service fees and revenues from
collaborative development arrangements	7,295	99,178
Total	235,696	249,075

	September 30	December 31
	2006	2005
	$	$
Current portion deferred revenue - Product sales	101,276	57,009
Current portion deferred revenue - Contract service fees
and revenues from collaborative development arrangements	7,295	99,178
Total current portion deferred revenue	108,571	156,187
Long - term deferred revenue - Product sales	127,125	92,888
Long - term deferred revenue - Contract service fees
and revenues from collaborative development arrangements	—	—
Total long - term deferred revenue	127,125	92,888
Total	235,696	249,075

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL

[a]       Authorized - Unlimited common shares without par value.

Issued and outstanding	Number	Amount
	#	$
Balance, December 31, 2003	53,518,521	28,821,536
Issued for cash:
Exercise of warrants	4,795,471	2,535,613
Exercise of stock options	1,359,813	640,637
Private placement, net of issue costs [iii and iv]	7,661,667	3,637,470
Issued as a finders fee	100,000	—
Issued as agent work fee	—	(28,478)
Balance, December 31, 2004	67,435,472	35,606,778
Issued for cash:
Exercise of stock options	265,000	141,085
Share issue costs	—	(9,419)
Issued for non-cash:
Stock-based compensation related to stock options exercised	—	5,256
Balance, December 31, 2005	67,700,472	35,743,700
Issued for cash:
Exercise of stock options	1,701,025	943,493
Exercise of agent options [iii]	29,875	22,406
Conversion of debentures	3,759,519	1,579,000
Exercise of warrants	464,720	196,420
Private placement and financing, net of issue costs [i]	24,000,000	8,577,059
Issued for non-cash:
Joining fees [ii]	133,332	80,000
Stock-based compensation related to stock options
and warrants exercised	—	386,257
Balance, September 30, 2006	97,788,943	47,528,335

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[i]

On March 30, 2006 the Company closed a private placement consisting of 24,000,000 units at a price of $0.50 per unit, each unit comprising one common share and one-half of one transferable common share purchase warrant, each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.62 per share until March 30, 2008. Gross proceeds were $12,000,000 before share issuance costs of $1,010,941 for net proceeds to the Company of $10,989,059. The private placement comprised a brokered amount of $10,000,000 in addition to a non-brokered amount of $2,000,000.

In connection with the financings, the Company paid cash commissions of $700,000, legal and professional fees of $278,222 and finders fees of $32,719. The Company also issued 1,400,000 agent’s warrants, each warrant entitling the holder thereof to purchase one common share of the Company at a price of $0.62 per share until March 30, 2008.

The 13,400,000 share purchase warrants issued as a result of the private placement have been classified as a separate component of equity, the fair value of which has been determined using the Black-Scholes pricing model using the following assumptions: dividend yield 0.0%; expected volatility 74%; risk-free interest rate 4.01%; and expected life of 2 years. Accordingly, $2,412,000 of the proceeds has been allocated as the fair value of the warrants, which is recorded in contributed surplus in the consolidated balance sheet.

[ii]	Shares were issued to board members as consideration for joining, and assisting with the restructuring of the board of directors at a deemed price of $0.60 per share.

[iii]

In December 2004 the Company closed a private placement consisting of 3,911,667 units at a price of $0.75 per unit for gross proceeds of $2,933,750, before share issuance costs of $318,449 for net proceeds of $2,615,301. The private placement comprised a brokered amount of $2,227,500 in addition to a non-brokered amount of $706,250.

Each unit comprised one common share and two one-half of one non-transferable common share purchase warrants. The first half-warrant entitled the holder to purchase one common share of the Company for each whole warrant at a price of $1.00 per share, expiring on December 30, 2005. The second half-warrant entitled the holder to purchase one common share of the Company for each whole warrant at a price of $1.25 per share up to December 30, 2005 and at a price of $1.50 per share from December 31, 2005 expiring on December 30, 2006.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

The 100,000 units were valued at the market price of $75,000 and were recorded as share issuance cost. In addition, the Company granted a non-transferable option entitling the agent to purchase 391,167 units, exercisable at a price of $0.75 per unit. The option expires on December 30, 2006. The fair value of this unit option of $50,852, was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.0%; expected volatility 59%; risk-free interest rate 3.00%; and expected life of 6 months. $28,478 and $22,374 of the total fair value of the unit option was recorded against share capital and the fair value of the warrants, respectively, as share issuance cost with a corresponding credit to contributed surplus. In April 2006, the option was partially exercised in the amount of 29,875 units comprising 29,875 shares and 14,937 warrants exercisable at a price of $1.50 per share expiring on December 30, 2006, for consideration of $22,406 leaving an option balance to purchase 361,292 units.

The 4,011,667 share purchase warrants issued as a result of the private placement were classified as a separate equity component from share capital the fair value of which was determined using the Black-Scholes pricing model using the following weighted average assumptions: dividend yield 0.0%; expected volatility 71%; risk-free interest rate 3.00%; and expected life of 1.41 years. Accordingly, $1,183,734 of the proceeds, net of share issuance cost of $140,117, was allocated as the fair value of the warrants, which is included in contributed surplus in the consolidated balance sheet.

[iv]

In June 2004, the Company closed a non-brokered private placement consisting of 3,750,000 units at a price of $0.80 per unit for gross proceeds of $3,000,000 before a finder’s fee of $200,000 and legal cost of $5,374 for net proceeds of $2,794,626. Each unit comprised one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one common share of the Company at a price of $1.15 per share until June 21, 2006.

The 1,875,000 share purchase warrants issued as a result of the private placement have been classified as a separate component of equity, the fair value of which has been determined using the Black-Scholes pricing model using the following assumptions: dividend yield 0.0%; expected volatility 73%; risk-free interest rate 3.00%; and expected life of 1.41 years. Accordingly, $663,723 of the proceeds, net of share issuance cost of $48,777, has been allocated as the fair value of the warrants, which is recorded in contributed surplus in the consolidated balance sheet.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[b]	Stock option plan

On June 21, 2005, the shareholders approved a new stock option plan (the “2005 Plan”) to provide an incentive to executive officers, directors, employees and consultants who contribute to the continued success of the Company. The 2005 Plan is effective May 3, 2005 and will terminate May 3, 2007. The exercise price of the options is determined by the Board of Directors, but generally will be equal to the closing trading price of the common shares on the day immediately preceding the grant date. The options vest in periods of 18 months to four years and the term may not exceed five years. At the Annual General Meeting held on June 22, 2006, the Company’s shareholders approved an amendment to the 2005 Plan to increase the number of shares that may be issued under the plan from 11,500,000 to 13,500,000. Of the 13,500,000 [December 31, 2005 – 11,500,000] stock options authorized for grant under the 2005 Plan, 3,613,199 stock options are available for grant at September 30, 2006.

At September 30, 2006, the following stock options were outstanding:

	Options outstanding			Options exercisable
	September 30, 2006			September 30, 2006
		Weighted
		average	Weighted	Number of options	Weighted
Range of	Number of shares	remaining	average	currently	average
exercise prices	under option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$
0.27 – 0.39	956,700	0.51	0.28	911,350	0.27
0.40 – 0.49	230,825	3.94	0.44	153,626	0.43
0.50 – 0.59	4,721,051	3.76	0.55	1,434,063	0.51
0.60 – 0.69	313,000	3.54	0.63	116,050	0.63
0.70 – 0.79	674,100	2.85	0.73	565,125	0.72
0.80 – 0.89	1,000,750	2.73	0.80	996,900	0.80
0.90 – 1.10	208,350	3.59	1.01	73,350	1.04
0.27 – 1.10	8,104,776	3.17	0.58	4,250,464	0.56

The options expire at various dates from November 21, 2006 to August 28, 2011.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[b]	Stock option plan (cont’d.)

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$
Balance, December 31, 2003	6,110,350	0.49
Options granted	3,282,700	0.75
Options forfeited	(121,737)	0.73
Options expired	(270,000)	0.42
Options exercised	(1,359,813)	0.47
Balance, December 31, 2004	7,641,500	0.60
Options granted	4,055,150	0.57
Options forfeited	(562,750)	0.81
Options expired	(842,250)	0.72
Options exercised	(265,000)	0.53
Balance, December 31, 2005	10,026,650	0.57
Options granted	3,776,700	0.60
Options forfeited	(384,600)	0.69
Options cancelled	(1,930,649)	0.55
Options expired	(1,682,300)	0.61
Options exercised	(1,701,025)	0.55
Balance, September 30, 2006	8,104,776	0.58

The exercise price equaled the closing trading price of the common shares on the date prior to the date of grant for all options issued during the nine month period ended September 30, 2006 and the years ended 2005 and 2004.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[c]	Stock-based compensation

For the three and nine month periods ended September 30, 2006, the Company recognized total stock-based compensation of $65,152 and $613,684 [2005 - $189,892 and $646,224] respectively. For the three and nine month periods ended September 30, 2006, the Company recognized compensation expense of $59,107 and $525,406 [2005 - $172,058 and $550,144], respectively as a result of stock options granted to officers, directors and employees and recognized compensation expense of $6,045 and $88,278 [2005 - $17,834 and $96,080], respectively as a result of stock options granted to consultants, with a corresponding credit to contributed surplus.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Dividend yield	0%	0%	0%	0%
Expected volatility	78%	104%	78%	105%
Risk-free interest rate	4.23%	3.00%	4.15%	3.03%
Expected life in years	2.8	2.4	2.48	2.4
Fair value per share	$0.29	$0.28	$0.34	$0.34

The following table shows stock-based compensation allocated by type of cost:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	$	$	$	$
Cost of sales - products and services	12,189	14,488	42,030	49,925
Research and development	9,618	50,015	43,725	156,243
Marketing and business development	12,759	41,395	116,152	156,959
General and administrative (1)	30,586	83,994	411,777	283,097
	65,152	189,892	613,684	646,224

(1) Vesting provisions on certain options granted on and since March 30, 2006 were agreed to between the Company and optionees which result in options vesting in a stepped fashion later in their term than originally accounted for and thereby resulting in a change in estimate of the related stock-based

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

compensation. A net reduction was recorded to stock-based compensation in general and administrative expense in the amount of $51,315 in the three month period ended September 30, 2006.

[d]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing in March 2005, 825,000 common shares currently held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months. Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. At September 30, 2006 no escrow shares have been requested to be released.

[e]	Common share purchase warrants

At September 30, 2006, the following common share purchase warrants were outstanding:

Number of
common shares		Exercise price
issuable		$	Expiry date
2,005,832		1.50	December 30, 2006
14,937	[note 10[a][iii]]	1.50	December 30, 2006
1,863,540		0.50	October 21, 2007
13,400,000		0.62	March 30, 2008
17,284,309		0.71

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[f]     Loss per common share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Numerator
Loss for the period	($1,833,288)	($1,933,580)	($5,896,716)	($5,393,883)
Denominator
Weighted average number of common shares
outstanding	97,788,943	67,650,673	87,584,011	67,445,987

Loss per common share - basic and diluted	($0.02)	($0.03)	($0.07)	($0.08)

11. RELATED PARTY TRANSACTIONS

The following payments were made to directors or companies related to or under their control:

	Three Months Ended		Nine Months Ended

	September 30,		September 30,

	2006	2005	2006	2005
	$	$	$	$
General and administrative
Strategic consulting services	—	15,000	66,500	52,001
Directors’ fees [note 10[a][ii]]	—	2,500	80,000	5,500

All related party transactions are recorded at their exchange amounts, established and agreed between the parties.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

12. COMMITMENTS AND CONTINGENCIES

[a]	Research and license agreements

[i]

The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith. In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year. Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. Effective January 1, 2006 the annual license fee increased to $1,000. These payments are expensed in the year incurred.

The agreement terminates on the expiration date of 2016, or invalidity, of the patents or upon bankruptcy or insolvency of the Company. Pursuant to the agreement, the Company paid $5,500 and $11,000 in the three and nine month periods ended September 30, 2006 [2005 - $2,500 and $8,000].

[ii]

The Company is party to a licensing agreement whereby it was granted a nonexclusive license under patent rights to commercialize a RAMP test using a proprietary marker. The remaining financial commitment by the Company is U.S.$1,000,000 through the end of 2007.

The Company may terminate the agreement and surrender the license granted at any time by giving sixty (60) days written notice provided that the Company pays only license fees that were due. The remaining commitments will be accrued and expensed when the liability becomes probable.

[b]	Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may or is required to indemnify its directors and officers against certain losses. The Company's liability in respect of the indemnities is not limited. The maximum potential of the future payments is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

12. COMMITMENTS AND CONTINGENCIES (cont’d.)

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay. To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying unaudited interim consolidated financial statements with respect to these indemnification obligations.

[d]	Supply agreement

The Company entered into a Supply Agreement (the “Agreement”) with a supplier, effective September 2003 for certain reagents for the Company’s West Nile Virus Test. In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties based on 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test. The term of the agreement is three years from the effective date and is automatically renewed for each successive period of one year until either party terminates the Agreement. In the three and nine month periods ended on September 30, 2006, the Company incurred $17,668 and $52,416 [2005 - $12,534 and $41,805] respectively in royalties to the supplier.

[e]	Lease agreements

The Company entered into a property sublease agreement to lease 31,920 square feet of multi-use business space. The term of the sublease agreement is October 1, 2005 to December 14, 2007. For the duration of the sublease term, the Company is required to pay the sub-landlord a total gross monthly rent of approximately $62,000 including maintenance and utilities. Rent expense for the three and nine month periods ended September 30, 2006 was $186,801 and $560,426 [2005 - $52,402 and $156,678] respectively.

[f]	Commitments to purchase equipment and engineering services

At September 30, 2006, the Company has outstanding purchase and work order commitments totaling $1,485,637 related to the purchase of manufacturing equipment and the development of a next generation RAMP reader. Charges to the Company in three and nine month periods ended September 30, 2006 related to these projects were $548,356 and $1,098,133, respectively.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

13. SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development and commercialization of diagnostic technologies, with primarily all of its assets and operations located in Canada. The Company’s revenues are generated from product sales primarily in the United States, Asia, Canada and Europe. Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the three and nine month periods ended September 30, 2006, 65% of the $1,356,506 in product sales and 45% of the $2,841,172 in product sales were generated from three and two customers, respectively [2005 - 59% of $692,435 by three customers and 53% of $2,342,034 by four customers]. Each customer contributed to 10% or more of the Company's product sales for those periods.

Product sales by customer location for the three and nine month periods ended September 30, 2006 were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	$	$	$	$
United States	450,989	528,283	1,246,743	1,698,019
Asia	770,354	132,367	1,097,692	446,437
Canada	89,657	23,972	307,719	132,922
Europe	45,506	7,813	180,432	58,194
Middle East	—	—	8,586	6,462
Total	1,356,506	692,435	2,841,172	2,342,034

Product sales by type of product for the three and nine month periods ended September 30, 2006 were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	$	$	$	$
Clinical products	902,246	129,260	1,690,137	337,843
Vector products (West Nile Virus)	184,134	225,633	548,212	590,941
Bio-defense products	270,126	337,542	602,823	1,413,250
Total	1,356,506	692,435	2,841,172	2,342,034

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

13. SEGMENTED INFORMATION (cont’d.)

For the three and nine month periods ended September 30, 2006, $79,309 and $455,193 of the Company’s contract service fees and revenues from collaborative research arrangements were generated from two and three customers respectively [2005 – two customers for a total of $27,294 and two customers for a total of $104,433].

Contract service fees and revenues from collaborative research arrangements by geographic location for the three and nine month periods ended September 30, 2006 compared to the same periods in 2005 were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	$	$	$	$
United States	63,839	7,294	301,428	84,433
Canada	—	20,000	80,000	20,000
Asia	15,470	—	73,765	—
Total	79,309	27,294	455,193	104,433

14. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

15. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the unaudited interim consolidated financial statements in accordance with Canadian GAAP which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to U.S. GAAP, except as described in Note 16 in the Company’s annual audited consolidated financial statements for the year ended December 31, 2005.

If U.S. GAAP were followed the following balance sheet items would be affected:

	September 30,	December 31,
	2006	2005
	$	$

Contributed surplus	7,772,377	5,789,525
Deficit	(50,603,477)	(44,706,761)

[a]	Accounts payable and accrued liabilities comprise:

	September 30,	December 31,
	2006	2005
	$	$

Trade accounts payable	602,517	1,260,030
Employee-related accruals	209,342	346,133
License fees payable [note 12[a][ii]]	—	466,360
Other accrued liabilities	196,542	261,990
	1,008,401	2,334,513

[b]	Pro forma information – Stock-based compensation

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to January 1, 2003. For stock options granted in 2002, the fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility - 102%; risk-free interest rate - 4.0%; and expected average life of the options - 2.07 years. For stock options granted during the three and nine month periods ending September 30, 2006 and 2005, see note 10[c].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006	(Expressed in Canadian dollars)

15. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	$	$	$	$
Loss for the period U.S. GAAP	(1,833,288)	(1,933,580)	(5,896,716)	(5,393,883)
Add: Stock-based employee compensation
expense included in reported loss above	65,152	189,892	613,684	646,224
Deduct: Total stock-based employee
compensation expense using fair based
method for all awards	(65,152)	(189,892)	(613,684)	(646,224)
Pro forma loss for the period	(1,833,288)	(1,933,580)	(5,896,716)	(5,393,883)
Basic and diluted loss per common share
As reported	(0.02)	(0.03)	(0.07)	(0.08)
Pro forma	(0.02)	(0.03)	(0.07)	(0.08)